[Skadden, Arps, Slate, Meagher & Flom LLP letterhead]

                                                                                                                        February 29, 2008

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Celera Corporation
Registration Statement on Form S-1,
Filed on February 29, 2008

Ladies and Gentlemen:

                                On behalf of Celera Corporation, a Delaware corporation (the “Company”), we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission, the Registration Statement of the Company on Form S-1 for filing under the Securities Act of 1933, as amended, in connection with the Company’s proposed split-off from Applera Corporation and the issuance of the Company’s common stock in the split-off.

                                Please contact the undersigned at (302) 651-3180 should you require further information or have any questions.

Very truly yours,

/s/ Allison L. Land
Allison L. Land

cc:           Thomas P. Livingston